EXHIBIT 12



                    NORTHWEST NATURAL GAS COMPANY
          Computation of Ratio of Earnings to Fixed Charges
                 January 1, 1992 - December 31, 1996
                                ($000)


                             Year Ended December 31
                  -------------------------------------------
                     1992     1993    1994     1995      1996
                   -------  ------- -------  -------   --------
Fixed Charges,
 as defined:
  Interest on
   Long-Term Debt  $23,001  $22,578  $21,921  $23,141  $ 23,176
  Other Interest     3,223    1,906    2,473    2,252     3,448
  Amortization of
   Debt Discount
   and Expense         511      775      850      882       865
  Interest Portion
   of Rentals        1,439    1,701    1,697    1,764     1,798
                   -------  -------  -------  -------  --------
  Total Fixed
   Charges, as
   defined         $28,174  $26,960  $26,941  $28,039  $ 29,287
                   =======  =======  =======  =======  ========

Earnings, as defined:
  Net Income       $15,775  $37,647  $35,461  $38,065  $ 46,793
  Taxes on Income    6,951   22,096   20,473   22,120    27,347
  Fixed Charges,
   as above         28,174   26,960   26,941   28,039    29,287
                   -------  -------  -------  -------  --------
  Total Earnings,
   as defined      $50,900  $86,703  $82,875  $88,224  $103,427
                   =======  =======  =======  =======  ========
Ratio of Earnings
 to Fixed Charges     1.81     3.22     3.08     3.15      3.53
                      ====     ====     ====     ====      ====